Mail Stop 3561

								April 17, 2006

Mr. Yossi Hajaj
Chief Financial Officer
Delta Galil Industries Ltd..
2 Kaufman Street
Tel Aviv 68012, Israel

	Re:	Amendment No. 1 to Form 20-F for the
      Year Ended December 31, 2004
		Filed April 14, 2006
      File No. 0-30020

Dear Mr. Hajaj:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Operating and Financial Review and Prospects

1. All amendments filed pursuant to Rule 12b-15 of the Exchange
Act
must set forth the complete text of each item as amended. Please revise accordingly.

Controls and Procedures, page 4

2. You state that "based upon the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that Delta Galil had in place, as of the end of the period covered by the annual report "effective controls and procedures designed to ensure that information required to be disclosed...is recorded, processed, summarized and reported within the time periods specified...."
Item
15 of Form 20-F requires disclosure of the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as opposed to a conclusion that effective controls and procedures are in place.
Please revise. In doing so, please also disclose whether information required to be disclosed is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Refer to Rules 13a-15(e) and 15d-15(e) of the Exchange Act.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Bill Thompson at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

      Sincerely,



								William Choi
								Branch Chief
Mr. Yossi Hajaj
Delta Galil Industries Ltd.
April 17, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE